Exhibit 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

Basic net loss per share is computed by dividing the net loss by the weighted-average common shares outstanding in the reporting period. Diluted net loss per share normally includes common stock equivalents (options and warrants), but were excluded since their effect was antidulitive.